Exhibit 99.2

1

NYSE MKT: ELLO; TASE: ELOM
Financial Results Summary: H1 2015

2

Disclaimer
General:
   The information contained in this presentation is subject to, and must be read in conjunction with, all other publically available information, including our Annual Report on Form 20-F for the year ended December 31, 2014, and other filings that we make from time to time with the SEC. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only based on such information as is contained in such public filings, after having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in the presentation. In making this presentation available, we give no advice and make no recommendation to buy, sell or otherwise deal in our shares or in any other securities or investments whatsoever. We do not warrant that the information is either complete or accurate, nor will we bear any liability for any damage or losses that may result from any use of the information.
   Neither this presentation nor any of the information contained herein constitute an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. No offering of securities shall be made in Israel except pursuant to an effective prospectus under the Israeli Securities Law, 1968 or an exemption from the prospectus requirements under such law.
   Historical facts and past operating results are not intended to mean that future performances or results for any period will necessarily match or exceed those of any prior year.
   This presentation and the information contained herein are the sole property of the company and cannot be published, circulated or otherwise used in any way without our express prior written consent.
Information Relating to Forward-Looking Statements:
   This presentation contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this presentation regarding our plans and the objectives of management are forward-looking statements. The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements. These risks and uncertainties associated with our business are described in greater detail in the filings we make from time to time with SEC, including our Annual Report on Form 20-F. The forward-looking statements are made as of this date and we do not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

H1 2015 Results Summary (USD 000`)

ellomay
CAPITAL LIMITED

Net Income (loss)
(shareholders of the company)
2,597
(522)

Gross Profit[1]	Share of income (loss) of investee accounted for at equity[2]	Other Income, net	General and administrative expenses	Financing income (expenses), net	Tax expense
3,410	217	57	(1,706)[3]	1,327[4]	708
2,813	(230)	1,843	(2,348)	(2,522)	78

3

H1 2015
H1 2014
H1 2015
H1 2014
1) From PV Operations - The decrease is mainly due to the presentation of results in U.S. dollar and the devaluation of the Euro against the U.S. dollar during the first half of 2015. Revenues denominated in Euro have increased by approximately 18% compared to the same half last year. The increase is mainly a result of the operations of our Spanish PV plants acquired on July 1, 2014.
2) Represent results associated with the Dorad Power Plant that successfully commenced commercial operation in May 2014.
3) The decrease in G&A expenses is mainly due to inclusion for the six months ended June 30, 2014of bonuses and expenses in connection with a pre-bid agreement executed with respect to a joint offer to acquire participating interests in two explorations and drilling licenses off-shore Israel.
4) The change in financing income was mainly due to the reevaluation of our EUR/USD forward transactions and currency interest rate swap transactions, partially offset by expenses resulting from exchange rate differences.

4

H1 2015 Results Summary
  Reported revenues were approximately $7.2 million for the six months ended June 30, 2015, down by approximately
 4%, compared to approximately $7.5 million for the six months ended June 30, 2014.
  Excluding unfavorable currency effects, revenues were up approximately 18% to approximately €6.5 million from approximately €5.5 million in the same period last year.
  The increase in revenues is mainly a result of the acquisition of three photovoltaic plants in Murcia, Spain (the
 “Murcia PV Plants”) on July 1, 2014.
  Dorad’s contribution to the Company’s operating profit, after elimination of intercompany transactions, was approximately $0.2 million for the six months ended June 30, 2015, compared to losses of approximately $0.2 million for the six months ended June 30, 2014. In May 2014 the power plant owned by Dorad Energy Ltd. (“Dorad”)
 commenced commercial operations. An increased inflation rate during the second quarter of 2015 (approximately
 1.1%) resulted in a significant increase in Dorad’s financial expenses and significantly reduced the income of Dorad for the six months ended June 30, 2015.
  EBITDA decreased by approximately 6% with approximately $4.4 million for the six months ended June 30, 2015, compared to approximately $4.7 million for the six months ended June 30 , 2014.
  Net income was approximately $2.6 million for the six months ended June 30, 2015, compared to a net loss of approximately $0.5 million for the six months ended June 30, 2014.

Net income (loss) for the period
EBITDA *
Operating profit (Loss)
Gross profit
Revenues
7.2
3.4
2.0
4.4
2.6
7.5
2.8
2.1
4.7
-0.5
15.8
7.2
10.2
11.7
6.6
13.0
6.6
12.8
6.6
10.1
8.9
4.2
0.6
3.6
-2.1
6.1
2.9
-0.2
1.0
-1.0
H1 2015
H1 2014
2014
2013
2012
2011

5

Key Income and P&L Figures (USD millions)
*See Appendix A

Revenues
18%
6.5
5.5
11.9
9.7
6.9
4.4
H1 2015
H1 2014
2014
2013
2012
2011
2010
14.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0

6

On going Revenues Growth (EUR millions)
H1 2015 Revenues were up by approximately 18% compared to H1 2014

7

Key Balance Sheet Figures (USD 000`)
	December 31, 2014	% Of BS	June 30, 2014	% Of BS	June 30, 2015	% Of BS
Cash and cash equivalent, Marketable securities, Short- term deposits	23,388	15%	42,893	24%	16,729	11%
Financial Debt*	55,288	35%	68,270	39%	56,626	36%
Financial Debt, net*	31,900	20%	25,377	14%	39,897	25%
Property, plant and equipment net (mainly in connection with PV Operations)	93,513	59%	89,638	51%	83,711	53%
Investment in Dorad (not including option to acquire additional shares)	27,237	17%	29,135	17%	35,922	23%
CAP*	149,414	94%	166,437	94%	148,657	95%
Total equity	94,126	59%	98,167	56%	92,031	59%
Total assets	159,087	100%	176,464	100%	156,619	100%
*See Appendix B

8

Key Financial Ratios
Strong Balance Sheet, Sufficient Liquidity, Low Leverage
*See Appendix B
	December 31, 2014	June 30, 2014	June 30, 2015
Financial Debt to CAP (A/D)	37%	41%	38%
Financial Debt, net to CAP (B/D)	21%	15%	27%
Financial Debt to Total equity (A/C)	59%	70%	62%
Financial Debt, net to Total equity (B/C)	34%	26%	43%

9

Company Overview
  Ellomay operates in the energy and infrastructure sectors, including renewable and clean energy, and aims to exploit attractive yield to risk ratios
  Current management/controlling shareholders took control of a public shell with approximately $80M of cash and began acquisitions/operations in the energy and infrastructure sectors in 2010
  In January 2014, the Company raised approximately $33 million (net proceeds) by issuing 10-
 year, 4.6% debentures in Israel (“Series A Debentures”) to add to the capital base for investments
  In June 2014, the Company raised an additional approximate $23 million (net proceeds)
 through the sale of additional Series A Debentures
  In March 2015, the Company adopted a dividend distribution policy with the intention of distributing up to 33% of its annual distributable profits, by way of cash dividends and/or share repurchases

10

Asset Summary
  Italy
 12 PV Plants, totaling installed capacity of approximately 22.6 MWp. Currently estimated annual revenues of approximately EUR 9.5 million.
  Spain
 4 PV Plants, totaling installed capacity of approximately  7.9 MWp. Currently estimated annual revenues of approximately EUR 2.8 million.

               Israel
 Approximately 9.2% indirect interest in Dorad Energy Ltd., which holds and operates a 850
 MW bi-fuel/natural gas power plant (the “Dorad Power Plant”), representing approximately
 6-8% of Israel’s power capacity. Ellomay holds an option to increase its indirect holdings in
 Dorad to approximately 9.4%.

ellomay
CAPITAL LIMITED

37.6%
31.0%[3]
ellomay
CAPITAL LIMITED
9.2%
100%
PV

11

Dorad Power Plant
The public and others
Shlomo Nehama
Kanir Partnership
1) Mr. Shlomo Nehama owns the shares of Ellomay directly and indirectly. A shareholders agreement was signed between Kanir partnership and a company controlled by Shlomo Nehama that holds 33.2% of Ellomay’s shares
2) Kanir partnership is controlled by Mr. Ran Fridrich and Mr. Hemi Raphael. Kanir’s holdings percentage set forth herein includes holdings by Ran
 Fridrich and Hemi Raphael (directly and indirectly) of 1.1% and 4.3%, respectively.
3)   Includes direct and indirect beneficial holdings of 3.8% by the Mor brothers, who are shareholders of one of Kanir’s limited partners.
Israel's largest private power plant, with 850MW
installed capacity
Corporate Structure
16 PV plants in Italy and Spain, with an aggregate
installed capacity of approximately 30.5 MWp
31.4%2
Shareholders agreement1

12

Company History
Entrance to Italian PV
Market
(acquisitions 2010 - 2013)
Acquired indirect
equity interest in
Dorad Energy
Ltd.
Listing in NYSE
MKT
Public Debenture
Issuance
(il A- ,Maalot S&P IL)
2010
2011
2012
2013
2014
2015
Listing in TASE
Entrance to
Spanish PV
Market
Commencement of Dorad’s
Commercial Operations
(850MW)
Acquisition of
3 PV plants in
Spain

13

Portfolio Summary
	Spain (PV)	Italy (PV)	Israel (Gas Turbines1)
Installed Capacity	7.9 MWp	22.6 MWp	850 MW
% Ownership	100%	100%	~ 9.2%2
Cost of Property, Plant and Equipment3	~ 21.3M	~ 79.8M
Total capital expenditure in connection with the investment in Dorad power plant4			~ $35.6M5
License Expiration	2040-2041	~ 2031	20346
# of Power Plants	4	12	1
1) The Dorad Power Plant, a bi-fuel power plant powered by natural gas. Began commercial operation in May 2014
2) Ellomay indirectly holds approximately 9.2% interest in the Dorad Power Plant, and also holds  an option to purchase an additional interest of approximately 0.2%
3) as of June 30, 2015
4) as of June 30, 2015
5) Ellomay’s portion of the aggregate investment in the Dorad Power Plant as of June 30, 2015
6) A 20 year generation license and supply license.

Growing Capacity of Ellomay's PV Portfolio (MWp)

ellomay
CAPITAL LIMITED

6
11
13.3
24.9
30.5
2010
2011
2012
2013
2014
Cumulative Capacity [MWp]

14

On going Steady Capacity Growth of PV Portfolio

ellomay
CAPITAL LIMITED

- The Italian government adopted the most common incentive scheme in Europe - the Feed In Tariff (FiT). The energy authority in Italy (GSE) pays a long-term nominal rate per every kilo-watt hour that is produced by a PV plant on top of the price of electricity the PV plant receives on electricity that is transferred to the grid.

Ljubljana
Zagreb
Roma
Napoli
Palermo
Catania
Tunis
Global irradiation [kWh/m²]
<600 800 1000 1200 1400 1600 1800 2000 2200>
<450 600 750 900 1050 1200 1350 1500 1650>
Solar electricity [kWh/kWp]

15

Italian PV Market
  The FiT rate depends on:
 • Connection date;
 • Size of the plant; and
 • Location
  The FiT is guaranteed for 20 years, starting at the
 connection date.*
  Italy has high levels of radiance in European terms (1,200-
 1,600 kWh/kWp).
  The most attractive regions are central and southern Italy, where the radiance is the highest and the regional
 regulation is less stringent.
* Please see further details below concerning a change in FiT commencing January 1,
 2015

16

PV Plants in Italy
Project name	Installed Capacity (kWp)	Acquisition Year	Acquisition Cost per MWp (in millions)	Connection Date1	Technology	Region	FIT* Eurocent/KWh
Del Bianco	734	2010	2.9€	04/2011	Fix	Marche	32.15
Costantini	734	2010	2.9€	04/2011	Fix	Marche	32.15
Giacchè	730	2010	3.8€	04/2011	Trackers	Marche	32.15
Massaccesi	749	2010	3.8€	04/2011	Trackers	Marche	32.15
Troia 8	996	2010	3.5€	01/2011	Fix	Puglia	31.80
Troia 9	996	2010	3.5€	01/2011	Fix	Puglia	31.80
Galatina	999	2011	3.9€	05/2011	Fix	Puglia	31.80
Pedale	2,994	2011	3.95€	05/2011	Trackers	Puglia	26.59
D’angella	931	2011	3.25€	06/2011	Fix	Puglia	26.77
Acquafresca	948	2011	3.25€	06/2011	Fix	Puglia	26.77
Soleco	5,924	2013	2.0€	08/2011	Fix	Veneto	21.89
Tecnoenergy	5,900	2013	2.0€	08/2011	Fix	Veneto	21.89
* All plants are connected to the national grid and are entitled to a remuneration period of 20 years from connection to the grid. In addition to the
 FiT payments, the plants are entitled to sell the electricity in the SPOT price, approximately 5 Eurocents/KWh. Pursuant to Italian legislation adopted in August 2014, a decrease of approximately 8% in the FiT guaranteed to the plants was implemented commencing on January 1, 2015.
 The listed FIT tariffs represent the tariffs after the decrease

17

PV Plants in Spain
1) Remuneration period - 30 years
Project name	Installed Capacity (kWp)	Acquisition Year	Acquisition Cost per MWp (in millions)	Connection Date1	Technology	Location	Expected annual revenues (€ thousand)
Rodríguez I	1,675	2014	1.55€	11/2011	Fix	Murcia	~ 570
Rodríguez II	2,690	2014	1.78€	11/2011	Fix	Murcia	~ 960
Fuente Librilla	1,248	2014	1.68€	06/2011	Fix	Murcia	~ 470
Rinconada II	2,275	2012	2.40€	07/2010	Fix	Cordoba	~ 790

18

  Ellomay indirectly holds approximately 9.2% interest in the Dorad Power Plant, and also holds an option to purchase an additional interest of approximately 0.2%
  As of today, the Dorad Power Plant is the largest private power plant in Israel, with installed capacity of approximately 850 MW. The plant is bi-fuel and powered by natural gas
  The cost of the project is approximately US$ 1.2 billion. The project has secured one of the largest project finance facilities in Israel of over US$ 1 billion. The financing facility was led by Israel's largest banks and institutional investors
  The Dorad Power Plant is located in the vicinity of Ashkelon, Israel

19

  Electricity is sold directly to end-users and to the national distribution network at competitive rates*
  The power plant, which was declared a national infrastructure project by the Israeli Prime
 Minister, was commercially operated and began producing electricity in full capacity in May
 2014
*     On August 8, 2015, the Israeli Public Utilities Authority - Electricity published a decision decreasing the electricity rates and establishing the rate in respect of “system management service charges.” Such new rates are not reflected in the financial results for the period. Dorad informed the Company that it is studying the implications of the decision and is considering its next steps in the matter.

20

Management Team
Shlomo Nehama, Chairman of the Board - Former Chairman of the Board of Bank Hapoalim, the leading bank in Israel, between 1998 and 2007. During his years at the bank, Bank Hapoalim grew its profits and return on capital, while increasing its balance sheet by over 50% and became Israel's leading bank while expanding to additional markets around the world. Mr. Nehama is a Management and Engineering graduate of the Technion - Institute of Technology in Haifa, Israel, and received an honorary doctorate for his contribution to the strengthening of the Israeli economy.
Ran Fridrich, Director and CEO - Mr. Fridrich co-founded the Oristan group in 2004 and has management responsibilities for the Crystal Funds program of CDO
Equity Funds . Mr. Fridrich launched a proprietary investment advisory business that focuses on CDO investments, fixed-income securities and credit default swap transactions. He was also the general manager of two packaging and collating companies based in Israel. Mr. Fridrich is a graduate of the Senior Executive Program
Faculty Management at Tel Aviv University.
Hemi Raphael, Director - Mr. Raphael is an entrepreneur and a businessman involved in various real estate and financial investments. Mr. Raphael also serves as a director of Cargal Ltd. and of Dorad Energy Ltd. From 1984 to 1994, Mr. Raphael was an active lawyer and later partner at the law firm of Goldberg Raphael & Co. Mr.
Raphael holds an LLB degree from the School of Law at the Hebrew University of Jerusalem and he is a member of the Israeli and the California Bar Associations.
Kalia Weintraub, CFO - Ms. Weintraub directly monitors, coordinates, interprets and administers all functional activities and policies related to treasury and finance, budgeting, insurance, financial analysis and accounting. Prior to her appointment as Ellomay CFO, Ms. Weintraub served as our corporate controller from January 2007.
Prior to joining Ellomay, Ms. Weintraub worked as a certified public accountant in the High-Tech practice division of the Israeli accounting firm of Kost Forer Gabbay &
Kasierer, an affiliate of the international public accounting firm Ernst & Young, from 2005 through 2007. Earlier, she worked at the audit division of the Israeli accounting firm of Brightman Almagor Zohar, an affiliate of the international public accounting firm Deloitte, from 2003 to 2004. Ms. Weintraub holds a B.A. in Economics and
Accounting and an M.B.A. from the Tel Aviv University and is licensed as a CPA in Israel.
Yaniv Friedman, Head of Business Development and Strategy & Deputy CEO - Mr. Friedman has 15 years of business development, M&A and corporate strategy experience, primarily in the energy and infrastructure sector. Prior to joining Ellomay Mr. Friedman was the EVP of Strategy & Business Development at Delek
Drilling and Avner Oil & Gas (part of the Delek Group), one of the largest energy companies in Israel, where he led complex transaction and projects and was also the
Managing Director of Delek's Block 12 project in Cyprus. Mr. Friedman has vast international experience having worked in companies in the energy and infrastructure sector outside of Israel where he was responsible for M&A,  project management, business development, corporate and project financing and corporate strategy. Mr.
Friedman also worked at a leading global law firm in NY as well as in Gornitzky & Co. in Israel, clerked at the Israeli Supreme Court and holds a law degree from Tel Aviv
University.
Ori Rosenzweig, Chief Investments Officer -  Mr. Ori Rosenzweig has served as our Chief Investment Officer since November 2014. Prior to joining Ellomay, Mr.
Rosenzweig was the head of Cash Management at Bank Leumi Le-Israel B.M. (TASE: LUMI), one of Israel’s largest banks, from 2013 through 2014, the VP Finance at AFI
Investments, one of Israel largest real-estate developer, with global operations in the USA, Russia, CEE and Israel (TASE: AFIL) from 2009 through 2013 and a senior manager at GSE financial consulting from 2002 through 2008. Mr. Rosenzweig holds a MBA degree from the Tel Aviv University and a BA degree in business and international relations from the Hebrew University.
Lilach Danewitz, Business Development Manager - Ms. Danewitz serves as business development manager of Ellomay and specializes in the renewable energy field. From 2007-2012 Ms. Danewitz has been a commercial lawyer at S. Horowitz & Co., one of Israel’s foremost law firms, where she specialized in mergers and acquisitions, venture capital and commercial transactions (in particular, high-tech and start-up companies). Ms. Danewitz received her LL.B. in law and B.A. in Business
Administration from the Interdisciplinary Center, Herzeliya, and was admitted to the Israeli Bar on 2008.

21

Market Data
NYSE MKT: ELLO; TASE: ELOM
Share Price (June 30, 2015)	$8.29
Market Cap (June 30, 2015)	$89 M
Shares Outstanding (June 30, 2015)	10.7 M

Focus on small/mid size scale commercial projects with limited capex and operational risks

22

Investment Summary
Diversified base of cash flow generating assets
Strong balance sheet and track record of securing non-
dilutive financing
Seasoned management team with
extensive sector knowledge and access
to attractive opportunities
1
2
3
4
The Company’s Board of Directors adopted a
dividend distribution policy pursuant to which
the Company intends to distribute up to 33% of
its annual distributable profits each year, by
way of cash dividends and/or share repurchases
5

23

Appendix A -EBIDTA
• Use of NON-IFRS Financial Measures
EBITDA is a non-IFRS measure and is defined as earnings before financial expenses, net, taxes, depreciation and amortization.
The Company presents this measure in order to enhance the understanding of the Company’s historical financial performance and to enable comparability between periods. While the Company considers EBITDA to be an important measure of comparative operating performance, EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. EBITDA does not take into account the Company’s commitments, including capital expenditures, and restricted cash, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. Not all companies calculate EBITDA in the same manner, and the measure as presented may not be comparable to similarly-titled measures presented by other companies. The
Company’s EBITDA may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results.
•  Reconciliation of Net income (loss) to EBITDA (in US$ thousands)
	As of June 30,	As of June 30,
	2014	2015
	Unaudited	Unaudited
Net income (loss) for the period	(522)	2,597
Financing expenses (income), net	2,522	(1,327)
Taxes on income	78	708
Depreciation	2,615	2,456
EBITDA	4,693	4,434

24

Appendix B - Leverage Ratios
	As of June 30,	As of June 30,
	2014	2015
	Unaudited	Unaudited
Current liabilities
Loans and borrowings	$ (623)	$ (1,462)
Debentures	$ (5,511)	$ (5,044)
Non-current liabilities
Finance lease obligations	$ (6,550)	$ (5,032)
Long-term bank loans	$ (4,629)	$ (3,602)
Debentures	$ (50,957)	$ (41,486)
Financial Debt (A)	$ (68,270)	$ (56,626)
Less:
Cash and cash equivalents	$ 42,893	$ 11,691
Marketable Securities	-	$ 5,038
Short-term deposits	-	-
Financial Debt, net (B)	$ 25,377	$ 39,897

Total equity (C)	$ (98,167)	$ (92,031)
Financial Debt (A)	$ (68,270)	$ (56,626)
CAP (D)	$ (166,437)	$ (148,657)

Financial Debt to CAP (A/D)	41%	38%
Financial Debt, net to CAP (B/D)	15%	27%
Financial Debt to Total equity (A/C)	70%	62%
Financial Debt, net to Total equity (B/C)	26%	43%
• Use of NON-IFRS Financial Measures
The Company defines Financial Debt as loans and borrowings plus debentures (current liabilities) plus finance lease obligations plus long-term bank loans plus debentures (non-current liabilities), Financial Debt, Net as Financial Debt minus cash and cash equivalent minus investments held for trading minus short-term deposits and CAP as equity plus Financial Debt. The Company presents these measures in order to enhance the understanding of the Company’s leverage ratios and borrowings. While the
Company considers these measures to be an important measure of leverage, these measures should not be considered in isolation or as a substitute for long-term borrowings or other balance sheet data prepared in accordance with IFRS as a measure of leverage. Not all companies calculate these measures in the same manner, and the measure as presented may not be comparable to similarly-titled measures presented by other companies. See the calculation of these financial measures presented below.
• Calculation of Leverage Ratios (in US$ thousands)

25

Appendix C -
Key Income and P&L Figures (USD millions)
	H1 2014	H1 2015
Revenues	7.5	7.2
Gross profit	2.8	3.4
Operating profit	2	2
EBITDA *	4.6	4.4
Net income (loss) for the period	(0.5)	2.6
*See Appendix A

26

Appendix D -
Israeli Rating for Series A Debentures

• On March 18, 2015, Standard & Poors Maalot Ltd. (“Maalot”) confirmed the rating of ilA-assigned to the Series A Debentures traded on the Tel Aviv Stock Exchange and reaffirmed the “Stable” outlook.
• In its rating report Maalot notes, among other things, as follows:
“Ellomay’s rating is underpinned by the relatively low degree of leverage at the project level and hence at the holding company’s level; by few limitations on the distribution of excess cash from projects in the portfolio; and by an ‘adequate’ liquidity profile, according to our definition, that is characterized by a flat debt amortization schedule.
On the other hand, Ellomay’s rating is restricted by a high concentration of held assets, given that the majority of income-producing projects (about 51% of cash flows) are located in Italy, and due to the reliance most revenues from held projects on tariffs set by regulators in countries with unstable regulatory environments.
The stable outlook reflects our assessment that the cash from the owned projects, together with the liquidity cushion, will be resilient in the short term to potential changes in regulation in Italy and Spain, and to the uncertainty regarding the time and magnitude of receipts from Dorad. We further believe that management will ensure debt coverage ratios commensurate with the current rating, by implementing its investment plan.
…We believe that the stability of cash flows from the projects and our ability to forecast them is ‘moderate’, according to our criteria.
Our assessments are based largely on the quality of cash flows at the independent project level on the one hand, and on the relatively low level of investment diversification on the other. According to our base-case scenario, in the period 2015-2019, about 51% of Ellomay’s cash flows will derive from projects in Italy, about 29% from Dorad, and about 20% from projects in
Spain. According to our forecast, about 71% of company cash flows will derive from PV plants, and the rest from power stations powered by natural gas (Dorad).
…In accordance with our criteria, the level of liquidity of the company is `adequate`. We estimate the ratio between the sources of cash flow to its uses to be greater than 1.4x in the period 2015-2016.
…In our base-case operating scenario, we considered investments known at the point of forecast and whose chance of execution is relatively high. Nonetheless, Ellomay may carry out additional investments in 2015-2016, whose effect on the financial ratios and liquidity profile will be assessed as they occur”.

27

Appendix D -
Israeli Rating for Series A Debentures (cont.)

In its rating report Maalot notes, among other things, as follows (cont.):
“…The stable outlook reflects our assessment that cash flows from held projects, coupled with the liquidity cushion, will be resilient, in the short term, to possible regulatory changes in Italy and Spain, and to some uncertainty regarding the timing and scale of returns from the Dorad investment, and that the company’s management will maintain debt coverage ratios in line with the current rating, by means of implementing its investment plan.
Downside Scenario
A deterioration in the company’s liquidity profile, resulting from a change in policy regarding its cash cushion or from aggressive investments, is likely to precipitate a negative rating action. Also, an additional decline in expected cash flows from projects, including returns from the Dorad investment, could lead to a negative rating action through a worsening of financial ratios.
Upside Scenario
A positive rating action would result if expected returns from Dorad materialize in line with the company’s expectations, while maintaining the cash cushion, and provided the company continues to stand by its investment policy in and to repay its debt. In this case, we expect an improvement in Ellomay’s financial profile that would lend itself to a positive rating action”.

28

Contact
Company
Investor Relations
Ishay Potruch
GK International IR & PR
Direct: +972 (0)3-6070590
Mobile: +972 (0)52-3332228
ishay@gk-biz.com
www.gkpr.com
www.ellomay.com
Kalia Weintraub
Chief Financial Officer
Ellomay Capital LTD.
9 Rothschild Blvd., Tel Aviv
Direct: +972-3-7971111
Fax: +972-3-7971122
Email: kaliaw@ellomay.com